UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

Skyline Medical Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

2915 Commers Drive, Suite 900, Eagan, Minnesota 55121

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is not able to file its Form 10-K within the prescribed time period because the Company’s difficult capital situation delayed the payment of the audit fees required to be paid for the past fiscal year to its independent auditors, thus delaying the completion of the 2014 audit per applicable audit standards. The delay could not have been avoided without unreasonable effort and expense. Nevertheless, the Company anticipates completing such filing on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bob Myers	(651)	389-4806
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change: The statement of operations for the period ended December 31, 2014, compared to the 2013 results, is expected to reflect the following changes. The Company’s revenues increased to $951,559 in 2014 compared to $468,125 in 2013, due to the sale of 44 Streamway units. The Company’s net loss decreased to $6,378,492 compared to $9,406,304 in 2013, due to lower Sales and Operating Expenses and accordingly loss per share decreased over the 2013 level. Additionally, Olsen Thielen has informed the Company that there is a substantial likelihood that Olsen Thielen’ s report on the audited financial statements of the Company for the fiscal year ended December 31, 2014 will contain a going concern qualification.

Skyline Medical Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2015	By:	/s/ Josh Kornberg
Josh Kornberg Chief Executive Officer & President

Exhibit

Olsen Thielen and CO., Ltd.

Certified Public Accountants

March 31, 2015

Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

We have read Skyline Medical Inc.'s statements included on its Form 12b-25 dated March 31, 2015, and we agree with such statements in Part III - Narrative concerning our Firm.

/s/Olsen Thielen and Co., Ltd.
Olsen Thielen and Co., Ltd.